UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-26786
APAC CUSTOMER SERVICES, INC.

(Exact name of registrant as specified in its charter)
Bannockburn Lake Office, 2201 Waukegan Road, Suite 300, Bannockburn, Illinois 60015

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One
On October 14, 2011, pursuant to the Agreement and Plan of Merger, dated as of July 6, 2011, by and among APAC Customer Services, Inc., an Illinois corporation (the “Company”), Blackhawk Acquisition Parent, LLC, a Delaware limited liability company (“Parent”), and Blackhawk Merger Sub, Inc., an Illinois corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company as the surviving entity and a wholly owned subsidiary of Parent. Parent is beneficially owned by affiliates of One Equity Partners.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934 APAC Customer Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 24, 2011	By:	/s/ Robert B. Nachwalter
		Name:	Robert B. Nachwalter
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.